UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 25, 2020

The First Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Mississippi	000-22507	64-0862173
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6480 U.S. Highway 98 West, Suite A

Hattiesburg, Mississippi, 39402
(Address and Zip Code of principal executive offices)

(601) 268-8998

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.:

Title of each class	Trading symbol(s)	Name of exchange on which registered
Common Stock	FBMS	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As of March 25, 2020, The First Bancshares, Inc. (“First Bancshares”) has received all regulatory approvals necessary to consummate the proposed merger of Southwest Georgia Financial Corporation (“SGB”) with and into First Bancshares (the “Merger”).

First Bancshares and SGB anticipate that the Merger will be effective April 3, 2020. The closing remains subject to approval of the Agreement and Plan of Merger, dated December 18, 2019, by and between First Bancshares and SGB (the “Merger Agreement”) by the SGB shareholders at the special meeting of SGB shareholders on March 27, 2020, and satisfaction of all other conditions described in the Merger Agreement.

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger, to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on First Bancshares’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the risk of successful integration of SGB’s business into First Bancshares, (5) the failure to obtain the necessary approval by the shareholders of SGB, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability by First Bancshares to obtain required governmental approvals of the Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing of the Merger, (10) the risk that the integration of SGB’s operations into the operations of First Bancshares will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Bancshares’s issuance of additional shares of its common stock in the Merger transaction, (13) the negative impact on income to SGB and First Bancshares and the United States economy resulting from the coronavirus (COVID-19) pandemic and (14) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in First Bancshares’s Annual Report on Form 10-K for the year ended December 31, 2019, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in SGB’s Annual Reports on Form 10-K for the year ended December 31, 2019, and other documents subsequently filed by First Bancshares and SGB with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither First Bancshares nor SGB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, First Bancshares and SGB claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Merger and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed Merger, First Bancshares has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of First Bancshare’s capital stock to be issued in connection with the merger, as amended on February 18, 2020. The registration statement was declared effective by the SEC February 19, 2020. The registration statement includes a proxy statement/prospectus, SGB commenced mailing the definitive proxy statement to shareholders on or about February 21, 2020. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST BANCSHARES, SGB AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, as well as other documents filed with the SEC by First Bancshares and SGB through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by First Bancshares will also be available free of charge by accessing The First’s website at https://www.thefirstbank.com/ under the menu item “Investor Relations”, then under the heading “Documents” and then under the heading “SEC Filings” or by directing a written request to The First Bancshares, Inc., 6480 U.S. Highway 98 West, Hattiesburg, Mississippi 39402 Attn: Corporate Secretary, Chandra Kidd. First Bancshares’s telephone number is (601) 268-8998. Documents filed with the SEC by SGB will also be available free of charge by accessing SGB’s website at https://www.sgb.bank/ under the heading “Investor Relations” or by directing a written request to Southwest Georgia Financial Corporation, 25 Second Avenue, S. W., Moultrie, Georgia 31768, Attn: EVP and Chief Administrative Officer, Donna Lott. SGB’s telephone number is (229) 985-1120.

Participants in the Transaction

First Bancshares, SGB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SGB in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Bancshares and its directors and officers may be found in the definitive proxy statement of First Bancshares relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 3, 2019. Additional information about SGB and its directors and officers may be found in the definitive proxy statement of SGB relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 18, 2019. The definitive proxy statements can be obtained free of charge from the sources described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRST BANCSHARES, INC.

By:	/s/ Donna T. (Dee Dee) Lowery
Name:	Donna T. (Dee Dee) Lowery
Title:	Chief Financial Officer

Date: March 25, 2020